UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. __)*

UNDER THE SECURITIES ACT OF 1934

COGITO MEDIA GROUP INC. (Formerly known as KURRANT MOBILE CATERING, INC.)
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

501294102
(CUSIP Number)

June 10, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)
☑            Rule 13d-1(c)
☐            Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 501294102
NAMES OF REPORTING PERSONS
Socius CG II, Ltd.
I.R.S. Identification Nos. of above persons (entities only).
1	N/A
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
2	(b) ☐
3	SEC USE ONLY
CITIZENSHIP OR PLACE OF ORGANIZATION

4	Bermuda

SOLE VOTING POWER
NUMBER OF
SHARES	5	58,716,019 (See Item 4)
BENEFICIALLY		SHARED VOTING POWER
OWNED BY
	6	N/A
EACH		SOLE DISPOSITIVE POWER
REPORTING
PERSON	7	58,716,019 (See Item 4)
WITH		SHARED DISPOSITIVE POWER

	8	N/A
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9	58,716,019 (See Item 4)
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

10	☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11	9.9%
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

12	OO

SCHEDULE 13G
CUSIP No. 501294102
NAMES OF REPORTING PERSONS
Socius Capital Group, LLC
I.R.S. Identification Nos. of above persons (entities only).
1	27-1051956
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
2	(b) ☐
3	SEC USE ONLY
CITIZENSHIP OR PLACE OF ORGANIZATION

4	Delaware

SOLE VOTING POWER
NUMBER OF
SHARES	5	58,716,019 (See Item 4)
BENEFICIALLY		SHARED VOTING POWER
OWNED BY
	6	N/A
EACH		SOLE DISPOSITIVE POWER
REPORTING
PERSON	7	58,716,019 (See Item 4)
WITH		SHARED DISPOSITIVE POWER

	8	N/A
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9	58,716,019 (See Item 4)
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

10	☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11	9.9%
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

12	HC

SCHEDULE 13G
CUSIP No. 501294102
NAMES OF REPORTING PERSONS
Sabra ICG, LLC
I.R.S. Identification Nos. of above persons (entities only).
1	27-0901060
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
2	(b) ☐
3	SEC USE ONLY
CITIZENSHIP OR PLACE OF ORGANIZATION

4	California

SOLE VOTING POWER
NUMBER OF
SHARES	5	58,716,019 (See Item 4)
BENEFICIALLY		SHARED VOTING POWER
OWNED BY
	6	N/A
EACH		SOLE DISPOSITIVE POWER
REPORTING
PERSON	7	58,716,019 (See Item 4)
WITH		SHARED DISPOSITIVE POWER

	8	N/A
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9	58,716,019 (See Item 4)
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

10	☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11	9.9%
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

12	HC

SCHEDULE 13G
CUSIP No. 501294102
NAMES OF REPORTING PERSONS
Patricia Peizer
1	I.R.S. Identification Nos. of above persons (entities only).
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
2	(b) ☐
3	SEC USE ONLY
CITIZENSHIP OR PLACE OF ORGANIZATION

4	United States

SOLE VOTING POWER
NUMBER OF
SHARES	5	58,716,019 (See Item 4)
BENEFICIALLY		SHARED VOTING POWER
OWNED BY
	6	N/A
EACH		SOLE DISPOSITIVE POWER
REPORTING
PERSON	7	58,716,019 (See Item 4)
WITH		SHARED DISPOSITIVE POWER

	8	N/A
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9	58,716,019 (See Item 4)
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

10	☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11	9.9%
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

12	IN

SCHEDULE 13G

CUSIP No. 501294102

NAMES OF REPORTING PERSONS
Terren S. Peizer
1	I.R.S. Identification Nos. of above persons (entities only).
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
2	(b) ☐
3	SEC USE ONLY
CITIZENSHIP OR PLACE OF ORGANIZATION

4	United States

SOLE VOTING POWER
NUMBER OF
SHARES	5	58,716,019 (See Item 4)
BENEFICIALLY		SHARED VOTING POWER
OWNED BY
	6	N/A
EACH		SOLE DISPOSITIVE POWER
REPORTING
PERSON	7	58,716,019 (See Item 4)
WITH		SHARED DISPOSITIVE POWER

	8	N/A
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9	58,716,019 (See Item 4)
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

10	☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11	9.9%
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

12	IN

SCHEDULE 13G

CUSIP No. 501294102

ITEM 1.
(a)	Name of Issuer:

Cogito Media Group Inc. (Formerly known as Kurrant Mobile Catering, Inc.)

(b)	Address of Issuer’s Principal Executive Offices:

279 Sherbrooke West, Suite 305
Montreal, Quebec, Canada H2X 1Y2
ITEM 2.
(a)	Name of Person Filing:

This statement is filed by Socius CG II, Ltd. with respect to shares of common stock, $0.001 par value per share, of the issuer beneficially owned by Socius CG II, Ltd., and by Socius Capital Group, LLC, Sabra ICG, LLC, Terren S. Peizer and Patricia Peizer with respect to the shares beneficially owned by Socius CG II, Ltd.

(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of Socius CG II, Ltd. is: Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

The address of the principal business office of Socius Capital Group, LLC, Sabra ICG, LLC, Mr. Peizer and Ms. Peizer is: 11150 Santa Monica Boulevard, Suite 1500, Los Angeles, CA 90025.

(c)	Citizenship:

Socius CG II, Ltd. is a Bermuda exempted company.
Socius Capital Group, LLC is a Delaware limited liability company.
Sabra ICG, LLC is a California limited liability company.
Mr. Peizer and Ms. Peizer are United States citizens.

(d)	Title of Class of Securities:

Common stock, $0.001 par value per share

(e)	CUSIP Number:

501294102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240. 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of cover pages

(b)	Percent of class:

See Item 11 of cover pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Item 5-8 of cover pages

(ii)	Shared power to vote or to direct the vote

See Item 5-8 of cover pages

(iii)	Sole power to dispose or to direct the disposition of

See Item 5-8 of cover pages

(iv)	Shared power to dispose or to direct the disposition of

See Item 5-8 of cover pages

The shares of common stock of Cogito Media Group Inc. (Formerly known as Kurrant Mobile Catering, Inc.) (the “Company”) were obtained by Socius CG II, Ltd. (“Socius CG”) pursuant to an Order Approving Stipulation for Settlement of Claim issued on June 10, 2011 (“Order”) by the Superior Court of the State of California for the County of Los Angeles, Central District, in Case No. BC462845.

For purposes of calculating the percentage of the class, the reporting persons have been informed by the Company that there were a total of 593,091,102 shares of common stock outstanding as of the close of business on June 9, 2011, the day immediately preceding the Order. As a result, immediately subsequent to the issuance, the 58,716,019 shares of common stock issued to Socius CG, subject to adjustment as set forth in the Order, represent approximately 9.9% of the total number of shares of common stock on the date of the Order.

Socius CG is not a registered broker-dealer or an affiliate of a registered broker-dealer. Voting and dispositive power with respect to the shares held by Socius CG is exercised by Mr. Peizer, the Managing Director of Sabra ICG, LLC (“Sabra”), Socius Capital Group, LLC (“Socius Capital”) and Socius CG, who acts as investment advisor to these entities. However, the Order provides that, for so long as Socius CG or any of its affiliates hold any shares of common stock of the Company, Socius CG and its affiliates are prohibited from, among other actions: (1) voting any shares of the Company’s common stock owned or controlled by Socius CG or its affiliates, or soliciting any proxies or seeking to advise or influence any person with respect to any voting securities of the Company; or (2) engaging or participating in any actions or plans that relate to or would result in, among other things, (a) acquiring additional securities of the Company, alone or together with any other person, which would result in Socius CG and its affiliates collectively beneficially owning or controlling, or being deemed to beneficially own or control, more than 9.99% of the total outstanding common stock or other voting securities of the Company, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation of the Company, (c) a sale or transfer of a material amount of assets of the Company, (d) changes in the present board of directors or management of the Company, (e) material changes in the capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) changes in the Company’s charter, bylaws or similar instruments or other actions which may impede the acquisition of control of the Company by any person or entity, (h) causing a class of securities of the Company to be delisted, (i) causing a class of equity securities of the Company to become eligible for termination of registration under the Securities Exchange Act of 1934; or (3) any actions similar to the foregoing. These prohibitions may not be modified or waived without further order of the Court.

Sabra, Socius Capital, Mr. Peizer and Ms. Peizer do not directly own any shares of common stock of the Company. The sole stockholder of Socius CG is Socius Capital. Sabra holds all of the membership interests of Socius Capital, and Ms. Peizer holds all of the membership interests of Sabra. As disclosed above, voting and dispositive power with respect to the shares held by Socius CG is exercised by Mr. Peizer, subject to the limitations of the Order described above. By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Sabra, Socius Capital, Mr. Peizer and Ms. Peizer may be deemed to beneficially own the shares of common stock of the Company held directly by Socius CG. Sabra, Socius Capital, Mr. Peizer and Ms. Peizer disclaim beneficial ownership with respect to the shares of common stock of the Company held by Socius CG.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

See Exhibit 1.
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
N/A
ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

N/A

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2011	SOCIUS CG II, LTD.

	By:	/s/ Terren S. Peizer
Name: Terren S. Peizer
Title: Managing Director

Dated: June 16, 2011	SOCIUS CAPITAL GROUP, LLC

	By:	/s/ Terren S. Peizer
Name: Terren S. Peizer
Title: Managing Director

Dated: June 16, 2011	SABRA ICG, LLC

	By:	/s/ Terren S. Peizer
Name: Terren S. Peizer
Title: Managing Director

Dated: June 16, 2011		/s/ Terren S. Peizer
Terren S. Peizer

Dated: June 16, 2011		/s/ Patricia Peizer
Patricia Peizer

EXHIBIT INDEX TO SCHEDULE 13G
EXHIBIT 1

Exhibit Stating Identity of Relevant Subsidiary per Item 7 of Schedule 13G
EXHIBIT 2

Joint Filing Agreement among Socius CG II, Ltd., Socius Capital Group, LLC, Sabra ICG, LLC, Terren S. Peizer and Patricia Peizer

Exhibit 1

Socius CG II, Ltd. is a subsidiary of Socius Capital Group, LLC

Exhibit 2

Joint Filing Agreement

This Joint Filing Agreement, entered into and effective as of June 16, 2011, is made by and among Socius CG II, Ltd., Socius Capital Group, LLC, Sabra ICG, LLC, Terren S. Peizer and Patricia Peizer (each, a “Filer” and, collectively, the “Filers”) pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Each of the Filers hereby acknowledges and agrees that the foregoing statement on Schedule 13G (the “Schedule 13G”) is filed on behalf of each of the Filers and that all subsequent amendments to the Schedule 1 3G shall be filed on behalf of each of the Filers without the necessity of filing additional joint filing agreements. Each Filer acknowledges that such Filer shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning such Filer contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any of the other Filers, except to the extent that such Filer knows or has reason to believe that such information is inaccurate. Each Filer consents to the filing of this Joint Filing Agreement as an exhibit to the Schedule 13G.

This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

This Joint Filing Agreement may be terminated by any of the Filers upon written notice to the other Filers.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the date set forth above.

Dated: June 16, 2011	SOCIUS CG II, LTD.

	By:	/s/ Terren S. Peizer
Name: Terren S. Peizer
Title: Managing Director

Dated: June 16, 2011	SOCIUS CAPITAL GROUP, LLC

	By:	/s/ Terren S. Peizer
Name: Terren S. Peizer
Title: Managing Director

Dated: June 16, 2011	SABRA ICG, LLC

	By:	/s/ Terren S. Peizer
Name: Terren S. Peizer
Title: Managing Director

Dated: June 16, 2011		/s/ Terren S. Peizer
Terren S. Peizer

Dated: June 16, 2011		/s/ Patricia Peizer
Patricia Peizer